ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

September 26, 2008

Reich & Tang Concentrated Portfolio L.P.

600 Fifth Avenue

8th Floor

New York, NY 10020

Delafield Select Fund

Natixis Funds Trust II

399 Boylston St.

Boston, MA 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of September 24, 2008, by and between Reich & Tang Concentrated Portfolio L.P., a Delaware limited partnership (the “Partnership”), and Natixis Funds Trust II, a Massachusetts business trust (the “Trust”), on behalf of one of its series, Delafield Select Fund (the “Fund”). The Agreement describes a proposed transaction (the “Transaction”) to occur on the date of this letter pursuant to which the Fund will acquire all of the assets of the Partnership in exchange for Class Y shares of beneficial interest of the Fund and the assumption by the Fund of all of the liabilities of the Partnership (the “Exchange”), following which the Fund shares received by the Partnership will be distributed by the Partnership to its partners in complete liquidation of the Partnership. As soon as practicable following the Transaction, the Partnership shall be dissolved and its legal existence terminated. The Transaction, taken together with the dissolution and termination of the Partnership, is referred to herein as the “Reorganization.” This opinion as to certain U.S. federal income tax consequences of the Reorganization is being furnished to you pursuant to Sections 8(e) and 9(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

For purposes of this opinion, we have reviewed the Agreement, the Combined Prospectus/Information Statement dated August 6, 2008 (the “Prospectus”), including all exhibits thereto, the Partnership’s Limited Partnership Agreement, and such other documents as we have deemed necessary to render this opinion. In addition, each of the Partnership and the Fund have provided us with letters dated the date hereof (the “Representation Letters”) representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents referred to above).

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

In reviewing the foregoing materials, we have assumed, with your permission, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies, and the authenticity of the originals of any such copies. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and the Transaction will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein “to the knowledge” (or similar qualification) of any person or party is true without regard to such qualification. We have not attempted to verify independently such representations, but in the course of our representation, nothing has come to our attention that would cause us to question the accuracy thereof.

The facts represented to us in the Representation Letters and as set forth herein support the conclusion that, based on the analysis and subject to the considerations set forth below, the Transaction will qualify for federal income tax purposes as a transfer to a controlled corporation within the meaning of section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a liquidation of the Partnership. The federal income tax consequences of the Transaction to the Partnership, the Fund, and the partners of the Partnership are described more fully below.

The Partnership and the Fund

The Partnership is an accrual basis taxpayer and is treated for federal tax purposes as a partnership.

The Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. As of the time of the Transaction, the Fund will be classified as a corporation for federal income tax purposes. The Fund will elect and qualify to be a regulated investment company (a “RIC”) for federal income tax purposes under section 851 of the Code for its first taxable year which includes the date of the Transaction.

Immediately prior to the Transaction, the Fund will not have any assets and will have no shares outstanding. The Fund is authorized to offer three classes of shares – Class A, Class C, and Class Y – all of which have voting rights as further described in the Prospectus. Following the transaction, the Fund will offer its shares to the public in a continuous public offering consistent with the requirements applicable to an open-end investment company under the 1940 Act. Shares of the Fund are redeemable at net asset value at each shareholder’s option.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

Transfer to Controlled Corporation

We believe the Exchange will qualify as a transfer to a controlled corporation within the meaning of section 351(a) of the Code. Section 351(a) provides that “no gain or loss is recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in section 368(c)) of the corporation.” 1

The Exchange meets each of the requirements for nonrecognition treatment under section 351(a). First, in the Exchange, the Partnership will transfer its assets to the Fund in exchange for shares of the Fund. Although the Fund will also assume all of the Partnership’s liabilities, section 357(a) of the Code establishes that such an assumption will not undermine the ability of a transaction to qualify as being described in section 351(a). Section 357(a) provides generally that “if [a] taxpayer receives property which would be permitted to be received under section 351 or section 361 without the recognition of gain if it were the sole consideration, and . . . as part of the consideration, another party to the exchange assumes a liability of the taxpayer, then such assumption shall not be treated as money or other property, and shall not prevent the exchange from being within the provisions of section 351 or 361, as the case may be.”2 Accordingly, the Partnership will be treated as receiving only Fund stock in exchange for its assets for purposes of section 351(a) and will satisfy the “solely in exchange for stock” requirement for nonrecognition treatment.

[1]

Regardless of whether the Exchange qualifies under section 351(a), the Fund will not recognize gain or loss upon receipt of the Partnership’s assets in the Exchange pursuant to section 1032(a) of the Code. Accordingly, qualification under section 351(a) is important principally to establish that the Partnership does not recognize gain or loss as a result of the Exchange, and to determine basis and holding period consequences to the Fund, the Partnership, and the partners.

[2]

Sections 357(b) and (c) of the Code establish certain limitations on the general rule regarding liability assumptions set forth in section 357(a). Under section 357(b), an assumption of liabilities may give rise to gain recognition “[i]f, taking into consideration the nature of the liability and the circumstances in light of which the arrangement for the assumption was made, it appears the principal purpose of the taxpayer with respect to the assumption . . . (A) was a purpose to avoid Federal income tax on the exchange, or (B) if not such purpose, was not a bona fide business purpose.” The Partnership has, however, represented that the liabilities of the Partnership to be assumed by the Fund were incurred in the ordinary course of business and are associated with the assets to be transferred. It is well-established that the assumption of ordinary course liabilities in connection with the incorporation of an existing business does not trigger application of section 357(b). See Simpson v. Comm’r., 43 T.C. 900 (1965); Rev. Rul. 79-258, 1979-2 C.B. 143.

Under section 357(c), the assumption of liabilities could give rise to gain recognition if the amount of the assumed liabilities were to exceed the total adjusted basis of the property transferred. The Partnership has, however, specifically represented that this is not the case with respect to the Exchange.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

Second, the Partnership will satisfy the requirement that it be in control of the Fund immediately after the Exchange within the meaning of section 368(c) of the Code. Section 368(c) defines control to mean “ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.” The Partnership and the Fund have each represented that, immediately after the Exchange, the Partnership will own all of the outstanding shares of the Fund. Moreover, Revenue Ruling 84-111 establishes that the Partnership’s distribution of Fund shares to its partners will not violate the control requirement.3

It is possible (although not certain) that, following the distribution of Fund shares by the Partnership, the partners might be considered to have “stepped into the shoes” of the Partnership as transferors for purposes of testing compliance with the section 351(a) requirements. To the extent this is the case, transfers of Fund shares by the partners to other persons following the Transaction that cause the partners to own less than an amount of Fund shares constituting section 368(c) control might result in the Exchange failing to qualify under section 351(a), particularly if those transfers are made pursuant to binding commitments existing at the time of the Transaction.4 However, the Partnership’s representations establish that this will not be the case. Specifically, the Partnership has made representations regarding the absence of binding obligations on the part of the partners to dispose of any Fund shares received in the Transaction,

[3]	Rev. Rul. 84-111 (Situation 1), 1984-2 C.B. 88.; see also Priv. Ltr. Rul. 9705008 (Oct. 30, 1996).

[4]

Even if immediately after a transfer one or more transferors receive stock of the transferee corporation constituting control under section 368(c), the control requirement of section 351(a) will not be satisfied if, pursuant to a binding agreement entered into prior to the transfer, a transferor transfers stock received in the exchange to a third party that results in the transferors no longer being in control of the transferee. Intermountain Lumber v. Comm’r., 65 T.C. 1025 (1976); Rev. Rul. 79-70, 1979-1 C.B. 144. There is support for the proposition that transfers made to third parties that are not pursuant to such a binding commitment are not taken into account for purposes of determining whether the control requirement is satisfied, although the law on this point is not entirely settled and the IRS may assert in certain cases that post-transaction transfers not pursuant to a binding commitment but constituting an essential part of a prearranged plan may cause a failure to satisfy the control requirement. See Intermountain Lumber, 65 T.C. at 1031-32 (stating that “if there are no restrictions upon freedom of action [of a transferor] at the time he acquired the shares, it is immaterial how soon thereafter the transferee elects to dispose of his stock or whether such disposition is in accordance with a preconceived plan not amounting to a binding obligation”); see also National Bellas Hess, Inc. v. Comm’r., 20 T.C. 636 (1953), aff’d 220 F2d 415 (8th Cir. 1955); American Bantam Car Co. v. Comm’r., 11 T.C. 397 (1948); see generally Bittker & Eustice, Federal Income Taxation of Corporations and Shareholders ¶ 3.09.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

and that the Partnership immediately after the Exchange and the partners immediately after the Transaction will be in control of the Fund taking into account, inter alia, the sale, exchange, transfer by gift, or other disposition of any Fund stock to be received in the Transaction.5

Similarly, issuances by the Fund of additional shares in connection with the Transaction to persons who do not qualify as transferors of property could cause the Exchange not to qualify for nonrecognition treatment under section 351(a) if those share issuances were to result in the Partnership not having section 368(c) control of the Fund following the Exchange, or the Partners not having section 368(c) control of the Fund following the Transaction. The Fund has, however, represented that (1) it will not, at the time of or immediately after the Transaction, be under any binding obligation to issue additional shares to any person or entity, (2) no stock or securities of the Fund will be issued for services rendered to or for the benefit of the Fund in connection with the Transaction, and (3) taking into account additional Fund share issuances, any issuance of Fund shares for services, the exercise of any rights, warrants or subscriptions with respect to Fund shares, and any sales, exchanges, transfers by gift, or other dispositions of Fund shares received in the Transaction, the Partnership immediately after the Exchange and the partners immediately after the Transaction will have section 368(c) control of the Fund. Share issuances by the Fund pursuant to the continuous public offering of shares that will commence following the Transaction and not pursuant to a binding commitment existing at the time of the Transaction will not cause a failure of the Exchange to qualify under section 351(a).6

Third, under section 351(e) of the Code and the regulations thereunder, a transfer of property to a RIC that results in diversification of the transferor’s interests will not qualify for section 351(a) treatment.7 A transfer generally results in such diversification when two or more

[5]

This representation includes an exception for redemptions of Fund shares that are (1) made at the demand of a shareholder in the ordinary course of the Fund's business as an open-end investment company under the 1940 Act and (2) not pursuant to a binding commitment in existence at the time of, or part of a plan that includes, the Transaction. Consistent with footnote 4 above, such redemptions should not affect whether the control requirement is satisfied.

[6]

See National Bellas Hess, Inc., 20 T.C. at 647 (stating “nor is the requisite ownership and control negated by the fact that [the transferee] planned to sell its capital stock to the general public.”); Priv. Ltr. Rul. 9821023 (Feb. 17, 1998); Priv. Ltr. Rul. 9740029 (July 6, 1997); Priv. Ltr. Rul. 9707025 (Nov. 19, 1996). Moreover, it is worth noting that even if Fund share purchases in the continuous public offering that will commence following the Transaction were integrated with the Transaction and taken into account in testing compliance of the Exchange with the section 351(a) requirements, persons acquiring Fund shares for cash would presumably then be treated as transferors of property so that their shares would generally be counted toward the “control immediately after” requirement.

[7]	See also Treas. Reg. § 1.351-1(c)(1).

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

persons transfer non-identical property to the corporation. In the present case, assuming the Transaction is treated separately from the issuance of shares by the Fund in the continuous public offering that is to commence following the Transaction, the Partnership would be the sole transferor and there would be no diversification on that basis.8 Moreover, the Partnership has represented that it will transfer to the Fund a diversified portfolio of assets within the meaning of 1.351-1(c)(6) of the Treasury Regulations, and the Fund has represented that any cash it receives from the continuous public offering of its shares following the Transaction will be invested in a manner consistent with its investment objectives and policies, which are in turn substantially the same as the investment objectives and policies of the Partnership. Under these circumstances, even if the issuance of shares for cash in the continuous public offering is taken into account, we believe that the Exchange will not result in the diversification of interests and section 351(e) will not prevent the Exchange from qualifying for nonrecognition treatment under section 351(a). 9

Assuming that the Exchange qualifies under section 351(a), the basis and holding period consequences to the Partnership are set forth in Code sections 358(a) and 1223(1), respectively. Pursuant to section 358(a) and section 358(d), and taking into account the facts that the Partnership will be treated as receiving solely stock and will not recognize any gain in the Exchange for the reasons set forth above, the Partnership’s basis in the Fund shares it receives will be equal to its basis in the assets transferred to the Fund, reduced by the amount of any liabilities assumed by the Fund or to which the assets are subject. Pursuant to the section 1223(1), the Partnership’s holding period in the Fund shares it receives will include the Partnership’s holding period in those assets, provided that those assets are held as capital assets

[8]	See id. § 1.351-1(c)(5) (“[i]f there is only one transferor . . . to a newly organized corporation, the transfer will generally be treated as not resulting in diversification”).

[9]

Treas. Reg. § 1.351-1(c)(6) provides that a transfer of stocks and securities will not be treated as resulting in a diversification of the transferors' interests if each transferor transfers a diversified portfolio of stocks and securities to the transferee corporation. This provision is on its face not as clear as one might like as to the treatment of a transaction in which one transferor transfers a diversified portfolio of stocks and securities while other transferors transfer cash. We believe, however, that such a transaction will not result in diversification within the meaning of section 351(e), in the first instance because cash is itself an inherently diversified asset, and more so when, as here, it is intended that the cash will be deployed to acquire stocks and securities of the same nature as the diversified portfolio contributed by the non-cash transferor. This view is consistent with IRS private letter rulings addressing section 721(b), the parallel investment company provision for contributions to partnerships. See, e.g., Priv. Ltr. Rul. 200125053 (Mar. 23, 2001); Priv. Ltr. Rul. 200121016 (Feb. 14, 2001); see also Priv. Ltr. Rul. 9821023 (involving a contribution by a partnership of portfolios represented to be diversified within the meaning of section 1.351-1(c)(6) to two RICs, followed by a continuous offering of shares by each of the RICs).

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

on the date of the Exchange.10 In addition, it should be noted that the assumption of the Partnership’s liabilities, if any, by the Fund will decrease each partner’s share of the Partnership’s liabilities. A decrease in a partner’s share of partnership liabilities is treated as a distribution of money pursuant to Code section 752, which would decrease the basis of a partner in its partnership interest pursuant to section 733 of the Code and would trigger gain recognition by the partner if the amount of the deemed distribution of money were to exceed such basis.11

The basis and holding period consequences of the Exchange to the Fund are prescribed by Code sections 362 and 1223(2), respectively. Section 362(a) provides generally that “[i]f property was acquired . . . by a corporation in connection with a transaction to which section 351 (relating to transfer of property to a controlled corporation) applies . . . then the basis shall be the same as it would be in the hands of the transferor, increased in the amount of gain recognized to the transferor on such transfer.” Under this rule, the Fund’s basis in the assets received from the Partnership would generally equal the Partnership’s basis in the assets immediately before the Exchange because the Partnership will not be required to recognize gain as a result of transfer. However, section 362(e) provides for downward adjustments in the basis of property received by a transferee corporation in a section 351 transaction if, immediately after the transaction, the transferee’s aggregate adjusted basis in the property would under the general section 362(a) rule exceed the fair market value of such property. Accordingly, if the aggregate adjusted basis of the assets transferred by the Partnership to the Fund were to exceed the fair market value of those assets at the time of the Exchange, a section 362(e) adjustment could apply.12

[10]

The Partnership’s holding periods in its various assets prior to the Exchange will be allocated pro rata to the Fund shares it receives. Rul. 62-140, 1962-2 C.B. 181, amplified by Rev. Rul. 85-164, 1985-2 C.B. 117. Therefore, each Fund share received by the Partnership in the Exchange should have a split holding period.

[11]	See Rev. Rul. 84-111 (Situation 1), supra.

[12]

The manner in which the section 362(e) adjustment is made may depend in part on the tax status of the partners of the Partnership. To the extent that section 362(e) does apply based on the facts in existence on the date of the Transaction, we can advise you separately with respect to such adjustments.

A basis adjustment to property received by a transferee corporation in a section 351 transaction that would otherwise be required under Code section 362(e)(2) may be avoided if the transferor and the transferee corporation jointly elect pursuant to section 362(e)(2)(C) to reduce the basis of the transferee corporation's stock in the hands of the transferor. Such an election, if made in the present case, would have consequences for the basis of the partners in the Fund shares they receive in the Transaction. The Partnership and the Fund have represented that they will not make such an election.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

Turning to the question of the Fund’s holding period in the assets it receives in the Exchange, section 1223(2) provides that “[i]n determining the period for which the taxpayer has held property however acquired there shall be included the period for which such property was held by any other person, if . . . such property has, for purposes of determining gain or loss from a sale or exchange, the same basis in whole or in part in his hands as it would have had in the hands of such other person.” Accordingly, the Fund’s holding period in the assets received from the Partnership will include the Partnership’s holding period in those assets.

Liquidation of the Partnership

The tax consequences to the Partnership and the partners of the liquidation of the Partnership are determined under the provisions of Subchapter K of the Code.13 With respect to the Partnership, section 731(b) of the Code provides that “[n]o gain or loss shall be recognized to a partnership on a distribution to a partner of property, including money.” Under this provision, the liquidating distribution of the Fund shares to the partners will not cause recognition of gain or loss at the Partnership level.

With respect to the partners, Code section 731(a)(1) of the Code provides that no gain is recognized on a distribution by a partnership to a partner except to the extent that any money distributed exceeds the adjusted basis of the partner’s partnership interest, while section 731(a)(2) provides that no loss is recognized upon a distribution by a partnership to a partner unless the distribution is in liquidation of the partner’s interest in the partnership and the only property received by the partner is money, unrealized receivables, or inventory.14 For purposes of section 731(a)(1), a distribution of marketable securities, such as shares in the Fund, is treated as a distribution of money unless the distributing partnership is an investment partnership and the distribution is made to an eligible partner.15 An investment partnership is a partnership that has never engaged in a trade or business and substantially all of the assets of which have always consisted of certain designated types of passive investments, including, inter alia, money, stock in corporations, and notes, bonds, debentures, and other evidences of indebtedness.16 An eligible partner is a partner who did not, prior to the distribution, contribute assets to the partnership

[13]	See Rev. Rul. 84-111 (Situation 1), supra.

[14]	The Fund shares distributed by the Partnership to its partners will not be treated as unrealized receivables under section 751(c) of the Code or as inventory under section 751(d) of the Code.

[15]	I.R.C. § 731(c).

[16]

Id. § 731(c)(3)(c)(i). For purposes of determining whether a partnership is an investment partnership, a partnership is not considered to be engaged in a trade or business by reason of any activity undertaken as an investor, trader, or dealer in any of the designated types of passive investments.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

other than the designated types of passive assets.17 Based on the representations provided by the Partnership, the Partnership qualifies as an investment partnership, and each of the partners will qualify as an eligible partner.18 Accordingly, Fund shares distributed by the Partnership will not be treated as a distribution of money for purposes of section 731(a)(1) of the Code and the partners, who will receive solely Fund shares in the Transaction, will not recognize gain or loss upon their receipt of such shares as a liquidating distribution from the Partnership. As noted above, however, partners will be treated as receiving deemed cash distributions to the extent of the decrease in their allocable share of the Partnership’s liabilities (if any) in the Transaction, and it is possible that a partner could recognize gain as a result of such a deemed cash distribution if the amount of the deemed distribution were to exceed the partner’s basis in its partnership interest.

Section 732(b) of the Code provides that upon a liquidation of a partner’s interest in a partnership, the basis of property other than money received by the partner is equal to the adjusted basis of the partner’s interest in the partnership reduced by any money distributed in the same transaction. Thus, the basis of Fund shares received from the Partnership in the hands of a partner will be equal to the basis of such partner’s interest in the Partnership, as adjusted to reflect any money deemed distributed to the partner in connection with the Transaction (including, in particular, the deemed distribution of cash resulting from the decrease in the partner’s share of the Partnership’s liabilities resulting from assumption of such liabilities by the Fund, as described above).19

Finally, section 735(b) provides that a partner’s holding period for property received in a distribution from a partnership includes the partnership’s holding period, as determined under section 1223, with respect to such property. Accordingly, the holding period of the Fund shares received by the partners in the Transaction will be based on and include the period during which the Partnership is treated as having held such Fund shares. As discussed above, the Partnership’s holding period with respect to the Fund shares will be based on its holding period in its assets prior to the Exchange.

[17]	Id. § 731(c)(3)(a)(iii).

[1][8]	See representations 2 and 3 in the Partnership's Representation Letter.

[19]

It should be noted that each partner's tax basis in its partnership interest immediately before the Transaction will reflect adjustments for the flow through of partnership items for the Partnership's final tax year. In light of section 732(b), the fact that, as noted above, the Partnership’s basis in the Fund shares received in the Exchange will equal the Partnership’s basis in the assets transferred to the Fund will have no effect on the partners’ basis in the Fund shares that they receive in the Transaction.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

Opinion

Based on and subject to the foregoing, and on our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion that:

1. Pursuant to section 351 of the Code, the Partnership will recognize no gain or loss on the transfer of all of its assets to the Fund solely in exchange for the Fund shares and the assumption by the Fund of the Partnership’s liabilities pursuant to the Reorganization.

2. The Partnership’s basis in the shares of the Fund received in connection with the Partnership’s transfer of its assets to the Fund will equal the Partnership’s basis in the assets exchanged therefor, reduced by the amount of the liabilities assumed by the Fund in the transaction or to which such assets are subject.

3. The Partnership’s holding period for the shares of the Fund received in connection with the Partnership’s transfer of its assets to the Fund will be based on and include the period during which the Partnership held such assets, provided that such assets were held as capital assets at the time of such transfer.

4. The Fund will recognize no gain or loss on its acquisition of all the assets of the Partnership solely in exchange for the Fund’s shares and its assumption of the Partnership’s liabilities.

5. The Fund’s basis in the assets transferred by the Partnership will equal the Partnership’s basis in such assets immediately before the Reorganization except to the extent that such basis is required to be adjusted pursuant to section 362(e) of the Code.

6. The Fund’s holding period for the assets transferred by the Partnership will include the Partnership’s holding period for the assets immediately before the transfer.

7. The Partnership will recognize no gain or loss on the distribution of the Fund shares to its partners pursuant to the liquidation of the Partnership.

8. A limited partner of the Partnership will recognize no gain or loss on the distribution of shares of the Fund by the Partnership to such limited partner pursuant to the liquidation of the Partnership, except that gain will be recognized by a limited partner to the extent that any money distributed or deemed distributed pursuant to section 752 of the Code to the limited partner in connection with the Reorganization exceeds the adjusted basis of such limited partner’s interest in the Partnership immediately before the Reorganization.

Reich & Tang Concentrated Portfolio L.P.

Delafield Select Fund

9. The aggregate basis in the Fund shares received by a limited partner of the Partnership pursuant to the liquidation of the Partnership will equal the adjusted basis of such limited partner’s interest in the Partnership immediately prior to the Reorganization, reduced by any money distributed or deemed distributed to such limited partner connection with in the Reorganization.

10. The holding period for shares of the Fund received by a limited partner of the Partnership pursuant to the liquidation of the Partnership will be based on and include the period during which the Partnership is treated as having held those shares under (3) above.

Except as specifically set forth in 1-10 above, we express no opinion with respect to any other tax consequences of the Transaction to the Partnership, its partners, or the Fund, including without limitation the tax consequences of payment by Natixis Asset Management Advisors, L.P. of costs and expenses incurred in connection with the Transaction as provided in Section 5 of the Agreement.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation update or supplement this opinion to reflect any such changes that may occur.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP